RECEIVED

2007 OCT 15 A 11:25

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Rabobank Nederland

Directoraat Control Rabobank Groep

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615

Fax 0031 302161940

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07027147

BEST AVAILABLE COPY

Our reference BB/jcd

Date Oktober 2, 2007

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

SUPPL

The enclosed press releases from the period September 2007 and the Pricing Supplements of september 2007 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) there under.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

PROCESSED

OCT 17 2007

THOMSON
FINANCIAL

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group

Rabobank

Rabobank in business

FAR Report: Biofuel production changing global food demand

3-9-2007 | Other news

Corn is attracting a lot of market attention as corn farming to bioethanol manufacturing increases in the United States and worldwide. An August 2007 report by Rabobank Food and Agriculture Research and Advisory (FAR) explains how rapid growth of the biofuel industry is causing uncertainty in the soft commodities market. Michael Whitehead and Jennifer Cole, authors of the FAR report, state, 'The biofuel manufacturing boom throughout the United States, Europe, Asia, and Brazil will cause a sharp rise in demand for commodities such as sugar and corn, doubling current demand levels by 2010.'

FAR report highlights:

The world soft commodity market (including grains, oilseeds, cotton and sugar) has changed from being shaped by supply to by demand.

Demand is now largely driven by the growing biofuels industry, as well as demand created globally by rising income levels.

Market conditions including high commodity prices, strong long term demand forecasts and nervousness over equity markets have attracted a number of new investors and new players into the soft commodities market.

Cattle, pig and poultry producers are becoming increasingly concerned as more corn is being harvested for ethanol rather than animal feed.

Rising corn prices are impacting food sources, such as Mexico's staple diet of tortillas.

Farmers will search for new ways and technology to increase yields to take advantage of higher corn prices.

Farmland prices may rise as farmers search for more acreage, not only to increase production, but also because it is not agriculturally viable to plant next year's corn crop on this year's cornfields.

Soft commodities: biofuels and new players defining the new world demand

Rabobank

Rabobank in business

US dollar Chinese yuan Outlook -the pulse quickens

6-9-2007 | Other news

The pressure's rising on China to let the CNY appreciate more rapidly vis-à-vis the USD. Internal and external pressure is converging on the de facto crawling peg of the CNY against the USD.

The array of challenges China's facing cannot be solved overnight or solely by allowing for more CNY appreciation. Yet these challenges have become far more pressing than we anticipated at the start of the year. Policymakers have begun to respond with additional macro control measures. CNY appreciation will not be at the forefront, but it is one of the many instruments that we expect to be wielded more aggressively in the near-to medium term in order to address the myriad of challenges facing the rapidly expanding economy.
In this report we briefly consider the internal and external challenges lined up and how we have revised our USD/CNY outlook accordingly.

USD/CNY Outlook -the pulse quickens

Rabobank

Rabobank in business

What is MiFID?

14-9-2007 | Other news

The Markets in Financial Instruments Directive (MiFID) is new European legislation that comes into effect on November 1, 2007 replacing and updating the existing Investment Services and Banking Co-ordination Directives. MiFID's aim is to enhance the single European financial marketplace, increase market transparency and improve investor protection. Rabobank recently published an informative MiFID brochure, which is now directly available as a download.

Why the need for MiFID?
The European Union aims for a stronger and more efficient internal market. One European financial market will lead to additional and expanded services and increase competition, which in turn leads to lower costs for clients. Another important element of MiFID is enhanced passporting. This enables a MiFID-compliant entity to offer its services in all European countries with consistent levels of client protection.

Our challenge under MiFID
Rabobank will continue to strive to provide you with the best possible service and appropriate products, with the intention of maintaining our existing high level of client satisfaction. As far as possible we aim to achieve this with minimum disruption to our daily business with you.

Additional Information
Further information on Rabobank's implementation of MiFID will be made available on this website in the near future.

Please download the Rabobank MiFID brochure below.

For detailed background information on MiFID, please visit the following websites:
http://ec.europa.eu/internal_market/securities/isd/index_en.htm
http://www.fsa.gov.uk
http://www.afm.nl (in Dutch)

Rabobank MiFID brochure

Rabobank

Rabobank in business

Rabobank Nederland sets margin and increases capital securities offer size to NZ$900 million

14-9-2007 | Press Release

Triple A rated Rabobank Nederland (Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.) today announced that it has exercised its right to accept oversubscriptions and has allocated a total of NZ$900 million to its recently-announced Capital Securities offer to NZX Primary Market Participants and institutional investors, an oversubscription of 125% per cent. This is inclusive of NZ$500 million of oversubscriptions.

The margin on the Capital Securities has been set at 0.76% p.a. following a very successful bookbuild process. The interest rate for the first 12 months, incorporating this margin and the one year swap rate, will be set on 8 October. The interest rate will be reset annually on each 8 October until 2016 at the margin over the prevailing one year swap rate. After that, the interest rate will be reset quarterly at the same margin over the prevailing 90-day bank bill rate.

Patrick Mitchell, Director of Long Term Funding for Rabobank Nederland said the bank was very pleased with the success of the offer and the fact that it has attracted strong support from such a wide range of NZX Primary Market Participants and institutional investors.

The NZ$900 million offer – increased from the NZ$400 million offer announced by Rabobank earlier this week – represents New Zealand's largest ever non-Government debt issue.

"We felt it was important to set the size and pricing of the issue that encouraged participation from both professional and retail investors. The offer both demonstrates our commitment to the New Zealand market and our desire to encourage secondary market liquidity for investors," Mr Mitchell said.

The Rabobank offer is scheduled to open on Monday 17 September 2007 and will close on Friday 5 October 2007, unless closed earlier by the bank. Interest will be paid quarterly, with the first Interest Payment Date scheduled to occur on 8 January 2008.

Credit Suisse is the arranger to the offer. Credit Suisse's alliance partner in New Zealand, First NZ Capital, and ASB Bank have been appointed joint lead managers.

Applications for Capital Securities can only be made using the application form included in the Investment Statement dated 10 September 2007. Investors should contact their financial advisor, one of the Joint Lead Managers or any NZX Primary Market Participant to request a copy of the Investment Statement or secure an allocation of Capital Securities.

The Capital Securities are unsecured, subordinated obligations of Rabobank Nederland and the minimum holding amount is $5,000. Application has been made to NZX for permission to list the Capital Securities and all the requirements of NZX relating thereto that can be complied with on or before the date of this release have been duly complied with. However, NZX accepts no responsibility for any statement in this release.

For further information contact: Patrick Mitchell, Director of Long Term Funding, Rabobank +612 8115 3113, the Arranger, Credit Suisse +612 8205 4004, or one of the Joint Lead Managers, First NZ Capital 09 302 5591 and ASB Bank 09 374 8052.

Media contact:
Denise Shaw
Public Relations Manager
Rabobank Australia & New Zealand
Phone: + 61 2 8115 2744 or + 61 (0)439 603 525
Email: denise.shaw@rabobank.com

Roelina Bolding
Persvoorlichting Rabobank Nederland
Telnr: + 31 30 21643 04
Email: r.bolding@rn.rabobank.nl

Australian wine industry – at the crossroads

18-9-2007 | Other news

Despite the current evaporation of local oversupply, the Australian wine industry cannot afford to return to a business-as-usual approach, according to a recently- released report from the world's leading food and agribusiness bank.

The Rabobank Global Focus report, titled 'Australian wine – The easiest growth comes first', says that with Australian oversupply diminishing in the next season, the obvious question for the industry to ponder is: can things return to how they were in the good days or has the global market changed too much?

Three years of record high production of Australian wine since 2004 had resulted in considerable oversupply which could not be absorbed by international wine markets. However, recent drought, disease, frost, fire and hail has seen a 30 per cent reduction in Australian grape production for 2007, with 2008 production also forecast to be down. On this basis, oversupply is likely to be evaporated in the next season.

Speaking at an industry briefing whilst in Sydney recently, the report's author, Netherlands-based Rabobank International industry specialist Wine & Spirits, Arend Heijbroek, said that as oversupply resolves, the key issue is whether the successful Australian export machine can regain its momentum and increase exports of branded premium wines again at higher prices and what can it do to achieve this.

Download the report and the media release for full details.

Australian wine – The easiest growth comes first

Media release Australian wine industry – at the crossroads

Rabobank

Rabobank in business

New Zealand farmer confidence survey

20-9-2007 | Other news

New Zealand farmer confidence has continued to improve, with a notable upturn in confidence levels among the country's sheep and beef producers.

According to the results of the latest Rabobank/Nielsen Rural Confidence Survey, taken in August, half of New Zealand's farmers now expect the economy to improve in the next 12 months. This is up 10% from the 40% who held that expectation in the previous survey, taken in June.

'Importantly, optimistic beef and sheep farmers now out-number those who are pessimistic for the first time since October 2006', according to Ben Russell, Rabobank General Manager Rural New Zealand.

Results at a glance:

Farmer confidence has improved for the third consecutive survey.

50% of farmers now expect economic conditions to improve.

The biggest improvements in confidence have occurred in the beef and sheep sectors.

Dairy confidence remains robust.

New Zealand farmer confidence survey september 2007

Rabobank

Rabobank in business

Bank Sarasin and Andreas R. Sarasin parting company

25-9-2007 | Other news

Due to differences of opinion about the direction of Bank Sarasin, Andreas R. Sarasin is leaving Bank Sarasin & Co. Ltd with immediate effect.

Andreas R. Sarasin, who has spent the last 25 years working for Bank Sarasin, is stepping down from the Executive Committee and leaving the Bank with immediate effect.

The Board of Directors and Executive Committee regret the circumstances that led up to this decision. At the same time they would like to thank Andreas R. Sarasin for his valuable contribution to the bank over the years.

Joachim H. Straehle, CEO of Bank Sarasin, will take over the division as acting head of Trading & Logistics. At the same time, the business unit Trading will be transferred to the Asset Management, Products & Sales division, where it will be integrated as an additional business unit.

Andreas R. Sarasin has worked for Bank Sarasin since 1982. As Head of Logistics, he became a partner in the bank in 1994 and a member of the Group Executive Board. After the bank's change of management structure in July 2005 he also took on responsibility for our Trading activities. More recently Andreas R. Sarasin also acted as project manager for the integration of the international private banking units acquired from Rabobank, the rollout of the standard banking software Avaloq, and the replacement of an old E-Commerce platform with a state-of-the-art global E-Banking, Internet and Intranet solution.

For more information please contact: Benedikt Gratzl, Head of Corporate Communications, Media Relations
Telephone +41 (0)61 277 70 88

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

SERIES NO: 1797A

TRANCHE NO: 1

USD 50,000,000 Floating Rate Notes 2007 due 16 August 2011

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of these Final Terms is 28 September 2007

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated 14 May 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg, Amsterdam and Paris and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1797A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		United States dollar ("USD")
4	Aggregate Nominal Amount:		
	(i)	Series:	USD 50,000,000
	(ii)	Tranche:	USD 50,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 100,000
7	(i)	Issue Date:	2 October 2007

	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		16 August 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3 month USD LIBOR + 0.10 per cent. Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	Quarterly The first Interest Period will run from and including 2 October 2007 to but excluding 16 November 2007 (the 'Short First Coupon') Subsequent Interest Periods will run from and including each Specified Interest Payment Date to but excluding the subsequent Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	16 February, 16 May, 16 August and 16 November of each year from and including 16 November 2007 to and including 16 August 2011

(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	London, New York and TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	BNP Paribas
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
	- Reference Rate:	3 month USD LIBOR (except for the Short First Coupon which will be an interpolation between 1 month USD LIBOR and 2 month USD LIBOR)
	- Interest Determination Date:	The second London Business Day prior to the first day in each Interest Period
	- Relevant Screen Page:	Reuters page 'LIBOR01'
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s): [+/-]	+ 0.10 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating	Not Applicable

		interest on Floating Rate Notes, if different from those set out in the Conditions:	
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		USD 100,000 per Note of USD 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest	No

	Payment Dates (Condition 7(c)):	
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	New Global Notes:	No
		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, New York and TARGET subject to Condition 10(h)(B), save for 'nor to any interest or other sum in respect of such early or postponed payment" which is deemed to be deleted
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary and/or permanent Global Note and the temporary and/or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	BNP PARIBAS 10 Harewood Avenue London NW1 6AA United Kingdom

38 Applicable TEFRA exemption: D Rules

39 Additional selling restrictions: Not Applicable

40 Subscription period: Not Applicable

GENERAL

41 Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a): Not Applicable

42 The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.707921 producing a sum of (for Notes not denominated in Euro): Euro 35,396,050

43 In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.: Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	None
(ii)	Admission to Trading:	No application for admission to trading has been made.
(iii)	Estimate of total expenses related to admission to trading:	Not Applicable

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational Information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0324055846
(iii)	Common Code:	032405584

(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	BNP Paribas 10 Harewood Avenue London NW1 6AA United Kingdom

5 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable

(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 110,000,000,000

Global Medium-Term Note Programme

Due from seven days to perpetuity

SERIES NO: 1765A

TRANCHE NO: 1

Issue of EUR 10,000,000 Equity Linked Notes 2007 due 23 September 2013 (the "Notes")

Issue Price: 100 per cent.

Dealer: Société Générale

The date of these Final Terms is 28 September 2007. These final terms dated 28 September 2007 replace and supersede the Final Terms dated 13 September 2007 with retroactive effect as per the Issue Date.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 14, 2007 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

Each potential investor in the Notes must determine the suitability of that investment in light of its own circumstances. A potential investor should not invest in Notes which are complex financial instruments unless it has the expertise (either alone or with a financial adviser) to evaluate how the Notes will perform under changing conditions, the resulting effects on the value of the notes and the impact this investment will have on the potential investor's overall investment portfolio.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1765A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 10,000,000
	(ii)	Tranche:	EUR 10,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	14 September 2007
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable

8	Maturity Date:	23 September 2013
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Equity Linked Interest (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions:**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Applicable
	(i) Underlying Security or Securities:	See (iv) below

(ii) Description of formula to be used to determine Rate(s) of Interest and Interest Amount:

The Variable Amount of Interest(t) ("VAI(t)") payable in respect of each Note on the relevant Specified Interest Payment Date(t), *from t=1 to t=6, shall be determined* by the Calculation Agent *in* accordance with the following formula :

Specified Denomination x

$$Max\left[1\%;0.5\times\left(SpreadBest(t)-SpreadWorst(t)\right)\right]$$

Where:

"Spread Best (t)" means :

PerfUpBasket(t) – PerfMedianBasket(t)

"Spread Worst(t)" means :

PerfMedianBasket(t) – PerfDownBasket(t)

"PerfUpBasket(t)" means on each Equity Valuation Date(t) (t from 1 to 6) the arithmetic average of the performances of the 10 Underlying Securities of the Basket which are ranked best, sorted in descending order (in accordance with Perf(t,k))

"PerfMedianBasket(t)" means on each Equity Valuation Date(t) *(t from 1 to 6) the arithmetic average of the performances of the* 9 Underlying Securities of the Basket which are ranked 11th till 19th sorted in descending order (in accordance with Perf(t,k))

"PerfDownBasket(t)" means on each Equity Valuation Date(t) (t from 1 to 6) the arithmetic average of the performances of the 10 Underlying Securities of the Basket which are ranked 20th till 29th sorted in descending order (in accordance with Perf(t,k))

"Perf (t,k)"; (with t ranking from 1 to 6)(with k ranking from 1 to 30) means:

If $Min_{j\ from\ 1\ to\ t-1}\ S(j,k)/S(0,k) < 20\%$, then $Perf(t,k)=0$, else, $Perf(t,k)=S(t,k)/S(t-1,k)-1$

Where:

"S(t,k)" (with t ranking from 0 to 6 and with k ranking from 1 to 30) means the Closing Price of the Underlying Security(k) on each Equity Valuation Date(t)

"Closing Price" means:

(A) if such Underlying Security is traded on the Tokyo Stock Exchange or the Osaka Securities Exchange, the closing price of such Underlying Security or, if such closing price is unavailable on the relevant date, the last traded price quoted on the Exchange provided however that such last traded price occurs at the end of a regular afternoon trading session; notwithstanding anything contained in the Market Disruption Event definition, if no closing price is published, a Market Disruption Event will be deemed to occur if the last traded price is not quoted during the one-half hour period preceding the end of the regular afternoon trading session;

(B) if such Underlying Security is traded on the Italian Stock Exchange, the Prezzo di Riferimento, which means the price as published by the Italian Stock Exchange at the close of trading and having the meaning ascribed thereto in the Rules of the Markets Organised and Managed by the Italian Exchange, as such Rules may be amended by Borsa Italiana S.p.a. from time to time;

(C) in any other case, the official closing price of such Underlying Security on the relevant Exchange.

in either case as adjusted (if applicable) pursuant to the provisions of sub-paragraph (xix) below.

(iii) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount: Société Générale
Tour Société Générale
92987 Paris La Défense
France

(iv) Basket: The following thirty (30) Underlying Securities (each an "Underlying Security" and together the "Basket") as defined below:

Company	RIC	Country	Exchange	Web Site
Samsung Electronics Co Ltd	005930.KS	Korea, Republic of	Korea Exchange	#N/A ND
Astellas Pharma Inc	4503.T	Japan	Tokyo Stock Exchange, Inc.	www.astellas.com
Toyota Motor Corp	7203.T	Japan	Tokyo Stock	www.toyota.co.jp

			Exchange, Inc.	
CANON INC	7751.T	Japan	Tokyo Stock Exchange, Inc.	www.canon.co.jp
Mitsubishi UFJ Financial Group Inc	8306.T	Japan	Tokyo Stock Exchange, Inc.	www.mufg.jp
Mizuho Financial Group Inc	8411.T	Japan	Tokyo Stock Exchange, Inc.	www.mizuho-fg.co.jp/
Alleanza Assicurazioni SpA	ALZI.MI	Italy	Milan Stock Exchange	www.alleanzaassicurazioni.it/
Bank of America Corp	BAC.N	United States	New York Stock Exchange	www.bankofamerica.com
Anheuser-Busch Companies Inc	BUD.N	United States	New York Stock Exchange	www.anheuser-busch.com/
Citigroup Inc	C.N	United States	New York Stock Exchange	www.citigroup.com/citigroup/homepage/
Dell Computer Corp	DELL.OQ	United States	The Nasdaq Stock Market, Inc.	www.dell.com
Enel SPA	ENEI.MI	Italy	Milan Stock Exchange	www.enel.it/
ENI SpA	ENI.MI	Italy	Milan Stock Exchange	www.eni.it
General Electric Co	GE.N	United States	New York Stock Exchange	www.ge.com
GlaxoSmithKline PLC	GSK.L	United Kingdom	London Stock Exchange plc	www.gsk.com
Intesa SanPaolo SpA	ISP.MI	Italy	Milan Stock Exchange	www.intesasanpaolo.com
Johnson & Johnson	JNJ.N	United States	New York Stock Exchange	www.jnj.com
Coca-Cola Co	KO.N	United States	New York Stock Exchange	www.thecoca-colacompany.com/
Lloyds TSB Group PLC	LLOY.L	United Kingdom	London Stock Exchange plc	www.lloydstsb.com
Mediaset SpA	MS.MI	Italy	Milan Stock Exchange	www.mediaset.it
Nestle SA	NESN.VX	Switzerland	virt-x Exchange Limited	www.nestle.com
Novartis AG	NOVN.VX	Switzerland	virt-x Exchange Limited	www.novartis.com/
Procter & Gamble Co	PG.N	United States	New York Stock Exchange	www.pg.com
Banco Popular Espanol SA	POP.MC	Spain	SIBE Madrid	www.bancopopular.es/
Roche Holding AG	ROG.VX	Switzerland	virt-x Exchange Limited	www.roche.com/
Sanofi-Aventis	SASY.PA	France	Euronext Paris SA	www.sanofi-aventis.com
Swisscom AG	SCMN.VX	Switzerland	virt-x Exchange Limited	www.swisscom.com/GHQ/content?lang=en
Stora Enso Oyj	STERV.HE	Finland	Helsinki Stock Exchange	www.storaenso.com
Time Warner Inc	TWX.N	United States	New York Stock	www.timewarner.co

			Exchange	m
UBS AG	UBSN.VX	Switzerland	virt-x Exchange Limited	www.ubs.com

*The information relating to the previous and futures performances of each share and volatility are available on the website of the Company set out in the table above

(v)	Equity Valuation Date(s):	September 14, 2007 (t=0), September 15, 2008 (t=1), September 14, 2009 (t=2), September 14, 2010 (t=3), September 14, 2011 (t=4), September 14, 2012 (t=5), September 16, 2013 (t=6), each such date being an "Averaging Date" for the purposes of Condition 8
(vi)	Valuation Time:	Not Applicable
(vii)	Company:	See the table above under (iv)
(viii)	Clearing System:	See the table above under (iv)
(ix)	Provisions for determining Rate(s) of Interest and Interest Amount where calculation by reference to Underlying Security and/or Formula is impossible or impracticable:	Not Applicable
(x)	Interest Period(s):	Not Applicable
(xi)	Interest Period Dates:	Not Applicable
(xii)	Interest Determination Date(s):	Not Applicable
(xiii)	Specified Interest Payment Date(s)	5 Business Days after each Equity Valuation Date (t)
(xiv)	Business Day Convention:	Following Business Day Convention
(xv)	Business Centre(s) (Condition 1(a)):	TARGET
(xvi)	Minimum Rate of Interest:	1 per cent. per annum
(xvii)	Maximum Rate of Interest:	See Underlying Security/Formula above under (ii)
(xviii)	Day Count Fraction (Condition 1(a)):	Not Applicable
(xix)	Such other additional terms or provisions as may be required:	The three (3) followings events are Additional Disruption Event within the meaning of Condition 8(e):

Inappropriate Listing Event meaning, in respect of each

Underlying Security, that such Underlying Security has its listing, trading or public quotation maintained in inappropriate conditions in the opinion of the Calculation Agent (such conditions to include, without limitation, a lack of liquidity or the disappearance of the relevant future and/or option contract of the relevant Underlying Security);

De-merger Event meaning, in respect of each Underlying Security, that the Company relevant to such Underlying Security is affected by a de-merger including, without limitation, a spin off, scission or any operation of a similar nature; and

Participation Event meaning, in respect of each Underlying Security, that a Company takes a stake exceeding twenty (20) per cent. of another Company whose Underlying Security also forms part of the Basket.

In accordance with Condition 8(d), in the case of Insolvency, the Calculation Agent may decide that:

(a) the Affected Share will be substituted pursuant to the Method of Substitution; or

(b) the value of the relevant component *in the formula used to* determine the amount to be paid or whether a condition has occurred, if any, representing the Affected Share will be accounted by the Calculation Agent for its fair market value determined at any time as from the date of occurrence of such Insolvency until the last Equity Valuation Date or the last Averaging Date. The determination of the fair market value shall depend upon the liquidity of the market and the trading conditions relating to the Underlying Security affected at the time of calculation

In accordance with Condition 8, in the case of a Merger Event, Delisting, Nationalisation, Tender Offer or Additional Disruption Event, the Calculation Agent may decide in good faith to apply Method of Substitution.

"**Method of Substitution**" means that in the case of a Merger Event, Delisting, Nationalisation, Additional Disruption Event, Tender Offer or Insolvency (regardless of the consideration to be received), in respect of Affected Share, the Calculation Agent may consider that the Affected Share, the New Security and/or, all or part of the Other Consideration (as the case may be) is/are *converted into cash and that the proceeds will be reinvested* either:

(a) into a new share of the same economic sector, or geographic sector, into a share issued by a company of a similar international standing or creditworthiness as the Company related to the Affected Share (a "Substitute Security", as the case may be) or

(b) in the case of Combined Consideration into New Security. In the event of Other Consideration to be received in cash, in the future, the Calculation Agent may consider that the cash to be

received in the future is discounted in order to immediately re-invest the proceeds then procured in accordance with (a) and (b) above.

The sale of the Affected Share, the New Security and/or the Other Consideration shall be deemed to take place during the Fixing Period. The Substitute Security and the company issuing such Substitute Security will be deemed a Underlying Security and the Company respectively, and the Calculation Agent will adjust any relevant terms of the Notes.

For information purposes, it is understood that in all cases described herein where an Underlying Security is substituted, on any date "t", with another Underlying Security, the value of the relevant component in the formula used to determine the *amount to be paid* shall not be affected by the substitution on such date "t" in respect of the Substitute Security and would mean the Closing Price of such Substitute Security on the relevant Exchange on the date "t" is weighted by an appropriate linking coefficient so that it is equal to the closing price of the Affected Share on such date "t".

"Other Consideration" means cash and/or any securities (other than New Security) or assets (whether of the offer or a third party).

"Combined Consideration" means New Security in combination with Other Consideration.

"New Security" means shares that are listed or quoted on a recognised exchange as determined by the Calculation Agent.

"Fixing Period" means the period subject to a maximum of ten Exchange Business Days, which shall expire no later than 90 Business Days following the Merger Date, the Tender Offer Date, the De-merger Date or the effective date of the Delisting, Inappropriate Listing Event, Nationalisation, Insolvency or Participation Event) during which:

(i) the Calculation Agent sells the Affected Share, the New Security and/or the Other Consideration, (as the case may be), on the basis of the arithmetic mean of the closing prices of the relevant assets, as observed during such Fixing Period; and

(ii) the proceeds of such sale are re-invested in the Substitute Security and/or New Security accordingly during the said Fixing Period on the basis of the arithmetic mean of the closing prices of such Substitute Security and/or New Security, as observed during such Fixing Period.

"Affected Share" means any Share comprised in the Basket affected by any of the following events : Merger Event, Delisting, Nationalisation, Tender Offer or Additional Disruption Event.

In respect of the Notes, in the definitions of **"Disruption Cash Settlement Price"** and **"Increased Cost of Hedging"** in Condition 1 of the Offering Circular, the word "Issuer" and

"Issuer and/or any of its Affiliates shall be read as "Dealer".

Only if the Calculation Agent is not able to find an appropriate Substitute Security further to the Method of Substitution described above in order to replace the Affected Share in respect of the following events "Delisting", "Nationalisation", "Insolvency" and all "Additional Disruption Events", Condition 8(d) and or 8(e) are applicable.

(xx)	Exchange:	See the table above under (iv)
(xxi)	Related Exchange(s):	See the table above under (iv)

21 **Dual Currency Note Provisions** Not Applicable

PROVISIONS RELATING TO REDEMPTION

22 **Call Option** Not Applicable

23 **Put Option** Not Applicable

24 **Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note** EUR 1,000 per Note of EUR 1,000 Specified Denomination

25 **Final Redemption Amount (Equity Linked Redemption Notes)** Not Applicable

26 **Final Redemption Amount (Index *Linked Redemption Notes*)** Not Applicable

27 **Early Redemption Amount**

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption	Not Applicable

(Bearer Notes only) (Condition 10(f)):

(iv) Early Redemption Amount of each Note payable on redemption following Nationalisation, Delisting or Insolvency (Condition 7(g)) or an Additional Disruption Event (Condition 7(h)) or an Index Modification, Index Cancellation or index Disruption (Condition 7(i)) and/or a Merger Event or Tender Offer (Condition 8(c)): Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	**Bearer Notes**
	New Global Notes:	No
		Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances set out in the Permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	Société Générale 17 cours Valmy 92987 Paris – La Défense Cedex France
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 110,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information or summaries of information included herein with respect to the Underlying(s), has been extracted from general databases released publicly or by any other available information. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware and is able to ascertain from information published, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 **Listing**

(i) Listing: Luxembourg Stock Exchange

(ii) Admission to Trading: Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from or as soon as practicable after the Issue Date

(iii) Estimate of total expenses related to admission to trading: EUR 1,290

2 **Ratings**

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided to each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg, the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany, the *Komisja Papierów Wartosciowych I Gield* in Poland and *Finanstilsynet* in Denmark with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save for any fees payable to the Dealer, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 10,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Under these Notes, the Noteholders are entitled to receive indexed coupons totally linked to the dispersion of the Underlying(s) Securities calculated on annual Equity Valuation Dates. At maturity, the Noteholders are entitled to receive the amount initially invested on the Issue Date. The return under these Notes is linked to the dispersion of the Underlyings Securities, with no consideration of their absolute level. Should all Underlyings Securities achieve exactly the same performance on each Equity Valuation Date, the dispersion would be equal to zero and the return of the notes would be low. On the opposite, strong variations of the Underlyings Securities in opposite directions (for instance sharp increase and sharp decrease) would imply a high dispersion and a higher return.The return of these Notes is linked to the performances of the Underlying(s) Securities as calculated on pre-determined Equity Valuation Dates, and regardless of the level of such Underlying(s) Securities between these dates. As a result, the Closing Price of the Underlying(s) Securities on these dates will affect the value of the Notes more than any other single factor.

11 Operational information

(i)	Intended to be held in a manner which would allow Eurosystem eligibility:	No
(ii)	ISIN Code:	XS0312320822
(iii)	Common Code:	31232082
(iv)	Fondscode:	Not Applicable
(v)	German WKN-code:	Not Applicable
(vi)	Private Placement number	Not Applicable
(vii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(viii)	Delivery:	Delivery against payment
(ix)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable

(x)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Société Générale 17 cours Valmy 92987 Paris – La Défense Cedex France

12 General

(i)	Time period during which the offer is open:	Not Applicable
(ii)	Description of the application process:	Not Applicable
(iii)	Description of possibility to reduce subscriptions:	Not Applicable
(iv)	Manner for refunding excess amount paid by applicants:	Not Applicable
(v)	Minimum and/or maximum amount of application:	Not Applicable
(vi)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(vii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(viii)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

END